Date            4 May 2000
Number          41/00

BHP WRITE-OFF OF HBI PLANT

The Broken Hill Proprietary Company Ltd (BHP) today announced a writeoff of the carrying value of its Western Australian HBI plant following continued commissioning difficulties. The writeoff is for $1138 million before tax ($794 million after tax).

The writeoff follows a review of the carrying value of the asset in accordance
with Australian Accounting Standards and BHP policy.   Carrying values are
reviewed to ensure they do not exceed the asset's 'recoverable amount'. The key factors influencing the West Australian HBI recoverable amount include lower production and sales volumes, lower sales prices, increased average cost of production and higher capital expenditure to support modifications.

BHP is continuing to pursue a solution in order to improve production reliability from the HBI plant. The Company has developed a detailed project plan for the implementation of a number of technical modifications to existing facilities at a cost of $46 million.

The capital outlay associated with this work, along with future operating cost, will be expensed. The outcome of trials, to determine technical viability of the plant, will be reviewed upon completion. If the trials are successful additional capital expenditure will be required to determine economic viability.

BHP is committed to thoroughly reviewing the technical options available to accurately determine the future economic viability of the HBI facility.

The Company expects a final decision on the continued retention of the asset within the portfolio to be made by the end of the calendar year. If a decision is taken to cease operations and to shut down the plant, it will be necessary to recognise 'take-or-pay' contracts and other liabilities amounting to approximately $1.1 billion before tax in present value terms before mitigation of exposures.

The total cost of the HBI Western Australia plant was $2.6 billion and the project has been written down twice as a result of the carrying value review process. The book value was written down by $590 million before tax ($378 million after tax) in the year ended May 1998 and was written down by a further $829 million before tax ($531 million after tax) in the year ended May 1999.

BHP's investment in the HBI Venezuela facility has also been reviewed and this project passes the carrying value test. The Venezuela project is now more than 90 per cent complete with the first briquettes expected in June this year.

Contact:
MEDIA RELATIONS:        Mandy Frostick
			Manager Media Relations
			Ph:     +61 3 9609 4157
			Mob:    + 61 419 546 245

INVESTOR RELATIONS:     Rob Porter
			Vice President Investor Relations
			Ph:     61 3 9609 3540
			Mob:    61 419 587 456

			Pierre Hirsch
			BHP Investor Relations - San Francisco